Exhibit (a)(27)
CEO’s Message to Employees of Lafarge North America on March 24, 2006
Dear Colleagues:
This morning we issued a press release reporting that the Special Committee of the LNA Board of Directors has advised LNA shareholders to reject Lafarge S.A.’s tender offer of $75 per share.
The Special Committee determined that the offer is inadequate and is not in the best interests of LNA shareholders (other than Lafarge S.A. and its affiliates). You can read more about the factors that the Special Committee considered in making their determination in an amendment to our solicitation/recommendation statement that we filed today with the Securities and Exchange Commission. This amendment is being mailed to all shareholders and can also be obtained via our Website.
What happens next depends on the actions of Lafarge S.A. and the LNA shareholders. The tender offer is currently scheduled to expire at midnight on Monday, New York City time, April 3, 2006, unless it is further extended. If there were to be any material change to the tender offer, we would expect Lafarge S.A. to publicly announce it promptly. Unfortunately, we are unable to say anything more definitive at this time.
As I said when the tender offer was launched, whether it succeeds or not, the fundamentals of our business will not change. Business will continue as usual and our customers will receive the same level of service and the same high quality products they have always received from Lafarge.
I thank you for your continued hard work during this uncertain time, and ask you to remain focused on your 2006 goals and priorities, and to stay committed to working safely and serving our customers well.
Philippe Rollier